UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 5, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ScanSource, Inc.

File No. 0-26926 - CF#35120

_____

ScanSource, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to Form 10-Q filed on May 9, 2017, and requesting extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-K filed on August 27, 2009, August 26, 2010 and August 26, 2013, as amended on January 31, 2014.

Based on representations by ScanSource, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.1	10-Q	May 9, 2017	September 18, 2019
10.2	10-Q	May 9, 2017	September 18, 2019
10.34	10-K	August 27, 2009	September 18, 2019
10.39	10-K	August 26, 2010	September 18, 2019
10.37	10-K	August 26, 2013	September 18, 2019
10.38	10-K	August 26, 2013	September 18, 2019

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary